SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. )


                             Diomed Holdings, Inc.
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                                (Name of Issuer)


                         Common Stock, par value $0.001
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                         (Title of Class of Securities)


                                   25454R207
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                                 (CUSIP Number)


                                  Alan Kessler
                       c/o Argenis Capital Advisors, LLC
                                 767 Third Ave
                                  NY, NY 10017
                            Telephone (212) 888-5280
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 18, 2007
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            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

CUSIP No.         25454R207
                  ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Argenis Capital Advisors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER



8.   SHARED VOTING POWER

     2,885,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,885,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,885,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.52%

14.  TYPE OF REPORTING PERSON

      OO

CUSIP No.         25454R207
                  ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Argenis Capital Advisors Offshore Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER



8.   SHARED VOTING POWER

     2,596,500

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,596,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,596,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.56%

14.  TYPE OF REPORTING PERSON

      CO

CUSIP No.         25454R207
                  ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Alan Kessler

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     PF and WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     478,200

8.   SHARED VOTING POWER

     2,885,000

9.   SOLE DISPOSITIVE POWER

     478,200

10.  SHARED DISPOSITIVE POWER

     2,885,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,363,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.09%

14.  TYPE OF REPORTING PERSON

      IN

CUSIP No.   25454R207
            ---------------------

-----------------------------------------------------------------------------

Item 1.  Security and Issuer.

     The name of the issuer is Diomed Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1 Dundee Park, Andover, MA 01810. This schedule relates to the Issuer's Common Stock, $.001 Par Value (the "Shares").

-----------------------------------------------------------------------------

Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Argenis Capital Advisors, LLC, Argenis Capital Advisors Offshore Fund I, Ltd. and Alan Kessler (the "Reporting Persons"). The Reporting Persons' principal business address is located at 767 Third Ave, New York, New York 10017. Argenis Capital Advisors, LLC serves as the investment manager to Argenis Capital Advisors Offshore Fund I, Ltd. and another private investment fund each of which are entities that own a portion of the Shares stated above. Mr. Kessler is a managing member of Argenis Capital Advisors, LLC. Argenis Capital Advisors, LLC is a Delaware limited liability company, Argenis Capital Advisors Offshore Fund I, Ltd. is a Cayman Islands exempted company and Alan Kessler is a United States citizen.

     (d) The Reporting Persons have not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

-------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Argenis Capital Advisors, LLC may be deemed to beneficially own 2,885,000 shares.

     As of the date hereof, Argenis Capital Advisors Offshore Fund I, Ltd. may be deemed to beneficially own 2,596,500 shares.

     As of the date hereof, Alan Kessler may be deemed to beneficially own 3,363,200 shares.

     The source of funds used to purchase the securities reported herein was Argenis Capital Advisors, LLC's and Argenis Capital Advisors Offshore Fund I, Ltd.'s working capital and Alan Kessler's personal funds.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

-------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of Argenis Capital Advisors Offshore Fund I, Ltd.'s trading account and on behalf of Alan Kessler's personal accounts. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the members of the Issuer's Board of Directors as well as the Issuer's operations and strategic direction that, if effected, could result in, among other things:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.


     The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of
Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

-------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Argenis Capital Advisors, LLC may be deemed to be the beneficial owner of 2,885,000 Shares, or 9.52% of the shares of the Issuer, based on 30,318,331 Shares outstanding as of November 14, 2007, as reported on the Issuer's most recent Form 10-Q.

     Argenis Capital Advisors, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Argenis Capital Advisors, LLC shares the power to vote or direct the vote of 2,885,000 Shares to which this filing relates.

     Argenis Capital Advisors, LLC has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

     Argenis Capital Advisors, LLC shares the power to dispose or direct the disposition of 2,885,000 shares to which this filing relates.

     As of the date hereof, Argenis Capital Advisors Offshore Fund I, Ltd. may be deemed to be the beneficial owner of 2,596,500 Shares, or 8.56% of the shares of the Issuer, based on 30,318,331 Shares outstanding as of November 14, 2007, as reported on the Issuer's most recent Form 10-Q.

     Argenis Capital Advisors Offshore Fund I, Ltd. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Argenis Capital Advisors Offshore Fund I, Ltd. shares the power to vote or direct the vote of 2,596,500 Shares to which this filing relates.

     Argenis Capital Advisors Offshore Fund I, Ltd. has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

     Argenis Capital Advisors Offshore Fund I, Ltd. shares the power to dispose or direct the disposition of 2,596,500 shares to which this filing relates.

     As of the date hereof, Alan Kessler may be deemed to be the beneficial owner of 3,363,200 Shares, or 11.09% of the shares of the Issuer, based on 30,318,331 Shares outstanding as of November 14, 2007, as reported on the Issuer's most recent Form 10-Q.

     Alan Kessler has the sole power to vote or direct the vote of 478,200 Shares to which this filing relates.

     Alan Kessler shares the power to vote or direct the vote of 2,885,000 Shares to which this filing relates.

     Alan Kessler has the sole power to dispose or direct the disposition of 478,200 shares to which this filing relates.

     Alan Kessler shares the power to dispose or direct the disposition of 2,885,000 shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Schedule A and were all effected in broker transactions.
-------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

-------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

Exhibit A:    Joint filing Agreement
Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.


                                                       December 19, 2007
                                               --------------------------------
                                                        (Date)


                                               ARGENIS CAPITAL ADVISORS, LLC *


                                               By: /s/ Alan Kessler
                                                   ------------------------
                                               Name: Alan Kessler
                                               Title: Managing Member

                                               ARGENIS CAPITAL ADVISORS OFFSHORE
                                               FUND I, LTD.*


                                               By: /s/ Alan Kessler
                                                   -------------------------
                                               Name: Alan Kessler
                                               Title: Managing Member of its
                                               Investment Manager


                                               /s/ Alan Kessler*
                                               ---------------------------
                                               ALAN KESSLER*




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Person hereby disclaims beneficial ownership over the shares reported on this Form 13D except to the extent of the Reporting Person's pecuniary interest therein.

                                   EXHIBIT A

                                   AGREEMENT


     The undersigned agree that this Schedule 13D dated December 19, 2007 relating to the Common Stock, par value $0.001, of Diomed Holdings, Inc. shall be filed on behalf of the undersigned.


                                               ARGENIS CAPITAL ADVISORS, LLC


                                               By: /s/ Alan Kessler
                                                   -----------------------
                                               Name: Alan Kessler
                                               Title: Managing Member

                                               ARGENIS CAPITAL ADVISORS OFFSHORE
                                               FUND I, LTD.


                                               By: /s/ Alan Kessler
                                                   --------------------------
                                               Name: Alan Kessler
                                               Title: Managing Member of its
                                               Investment Manager


                                               /s/ Alan Kessler
                                               ---------------------------
                                               ALAN KESSLER

                                    Exhibit A
                           Transactions in the Shares
                           --------------------------

                                     Number of Shares
     Date of Transaction             Purchase/(SOLD)      Price of Shares


Transactions in Argenis Capital Advisors Offshore Fund I, Ltd.
--------------------------------------------------------------

10/22/07                                13,500            $0.6200
10/22/07                                13,500            $0.6219
10/23/07                                38,250            $0.5979
10/23/07                               (13,500)           $0.5802
10/24/07                                87,750            $0.5848
10/24/07                               (67,500)           $0.5642
10/25/07                                36,000            $0.5631
10/25/07                               (31,500)           $0.5631
10/26/07                                31,800            $0.5600
10/26/07                                (4,500)           $0.5450
10/29/07                                27,000            $0.5745
10/29/07                                (9,000)           $0.5600
10/30/07                                36,000            $0.5709
10/31/07                               134,650            $0.5879
11/01/07                                22,500            $0.6000
11/1/07                                  9,000            $0.6200


Transactions in other accounts over which the Reporting Persons may be deemed to
--------------------------------------------------------------------------------
beneficially own.
-----------------

10/22/07                                 1,500            $0.6200
10/22/07                                 1,500            $0.6219
10/23/07                                 4,250            $0.5979
10/23/07                                (1,500)           $0.5802
10/24/07                                 9,750            $0.5848
10/24/07                                (7,500)           $0.5642
10/25/07                                 4,000            $0.5631
10/25/07                                (3,500)           $0.5631
10/26/07                                 3,500            $0.5600
10/26/07                                  (500)           $0.5450
10/29/07                                 3,000            $0.5745
10/29/07                                (1,000)           $0.5600
10/30/07                                 4,000            $0.5709
10/31/07                                15,050            $0.5879
11/01/07                                 2,500            $0.6000
11/1/07                                  1,000            $0.6200



SK 25592 0002 837405